[TURKCELL logo]                                              CELLCO FINANCE N.V.

                              FOR IMMEDIATE RELEASE



                      CELLCO FINANCE N.V. Commences Consent
                Solicitation for its 12.75% Senior Notes Due 2005


Istanbul, Turkey and Curacao, Netherlands Antilles-September 19, 2003-Turkcell Iletisim Hizmetleri A.S. ("Turkcell"; NYSE:TKC, ISE:TCELL), a Turkish joint stock company, and Cellco Finance N.V. ("Cellco"), a Netherlands Antilles limited liability company, announced today that on September 19, 2003, Cellco will commence a solicitation of consents from the holders of its 12 3/4% Senior Notes due 2005 to a proposed amendment to the indenture governing the Senior Notes (the "Senior Notes Indenture"). The Solicitation is being made pursuant and subject to the terms and conditions set forth in Cellco's Consent Solicitation Statement, dated September 19, 2003, and related documents.

The proposed amendment would permit Cellco to, among other things, redeem, prepay or purchase its subordinated indebtedness, including its 15% Senior Subordinated Notes due 2005, prior to any scheduled maturity, prepayment or sinking fund payment, by using the proceeds of permitted investments or restricted payments (as such terms are defined in the Senior Notes Indenture) made by Turkcell in compliance with the covenants set forth in the Senior Notes Indenture. Adoption of the proposed amendment requires the consent of the holders of at least a majority of the principal amount of the Senior Notes outstanding.

Cellco will pay a consent fee of $15 per $1,000 principal amount of Senior Notes, payable only to holders who validly deliver their consents prior to the consent expiration date and subject to other conditions set forth in the consent solicitation documents being sent to the holders of the Senior Notes. Holders who do not consent to the proposed amendment will not receive a consent fee.

The consent solicitation will expire at 5:00 p.m., New York City time, on October 3, 2003, unless terminated or extended. Consents may be revoked prior to such date and time but may not be revoked thereafter.

Cellco's sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell. Cellco is soliciting the consents at the request of Turkcell.

Deutsche Bank AG London is acting as the exclusive solicitation agent for the consent solicitation. Questions regarding the consent solicitation may be directed to Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2DB. Telephone +44 20 7545 9968.

Georgeson Shareholder Communications, Inc. is acting as the information agent for the consent solicitation. Requests for assistance in completing and delivering the Consent Form and requests for copies of the Consent Solicitation Statement and related documents may be directed to Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, New York 10004. Telephone in the U.S.: (212) 440-9800 or toll-free: (877) 743-0667. Telephone in the U.K. and Europe: +44 20 7335 8730.

This announcement is not a solicitation of consents with respect to the Senior Notes. The consent solicitation is made solely by means of the Consent Solicitation Statement.



About Turkcell

www.turkcell.com.tr

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.



For further information please contact:


------------------------------------------ -------------------------------------
Contact:

Turkcell                                  Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90-212/313-1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
       -------------------------------           -------------------------------
or
Mehmet Sezgin, Investor Relations         or
Tel: + 90-212/313-1290                    United States:
Email: mehmet.sezgin@turkcell.com.tr      Victoria Hofstad/Jessica Wolpert
       -----------------------------      Tel: +1-212/840-0008
investor.relations@turkcell.com.tr        Email: victoria.hofstad@citigatefi.com
----------------------------------        jessica.wolpert@citigatefi.com

Media:
Zuhal Seker, Corporate Communications
Tel: + 90-212/313-2330
Email: zuhal.seker@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

------------------------------------------ -------------------------------------